Exhibit 4.68

Remuneration Policy

This revised Remuneration Policy (‘Remuneration Policy’) of Galapagos NV (‘Galapagos’) is established in accordance with Article 7:89/1 of the Belgian Code of Companies and Associations and the 2020 Belgian Code of Corporate Governance (‘2020 Code’) and is applicable to Galapagos’ non-executive Directors and Executive Committee members. The Remuneration Policy was approved by the Board of Directors (‘Board’ or ‘Board of Directors’) on 26 March 2024, upon recommendation of the Remuneration Committee. The Remuneration Policy is to be submitted to the Annual General Meeting of Shareholders (‘AGM’) on 30 April 2024 and, if approved, will be applicable as from the financial year starting on 1 January 2024. It will be made available on Galapagos’ website for as long as it is applicable.

Galapagos proactively engages with key stakeholders to understand the spectrum of views held and consider how and when to improve remuneration policies and practices. The Remuneration Policy is intended to be applicable for four years in accordance with Belgian law, unless the Board of Directors seeks approval for material changes to this Remuneration Policy at an earlier point if appropriate.

Information you can find in this document

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Purpose and objectives

At Galapagos, we are united around a single purpose: to transform patient outcomes through life-changing science and innovation to deliver more years of life and quality of life. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D objectives are to develop best-in-class therapeutic options. Our capabilities comprise multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery and development programs in immunology and oncology.

The objective of our Remuneration Policy is intended to attract, engage, develop and retain the diverse qualified and expert individuals that we need to pursue our strategic and operational objectives, whilst reinforcing our culture and sustainability ambitions for the benefit of patients, our people and planet. Our specific goals for remuneration are:

●	to offer competitive opportunities for talented individuals by benchmarking against appropriate peer groups;
●	to incentivize exceptional and sustainable performance aligned with corporate achievements;
●	to provide differential rewards based on individual performance;
●	to avoid differentiation on any grounds except for performance and other proper factors; and
●	to reinforce an open and equitable culture.

Remuneration Policy review

As communicated to shareholders in the message from our Board of 23 March 2023 related to our 2023 AGM, the Remuneration Committee undertook a review of the Remuneration Policy adopted in 2022. The feedback obtained, together with the renewed strategic drivers at Galapagos, provided the following guiding principles for revision:

●	to provide simplicity, clarity and transparency in the design and communication of our remuneration policies and practices;
●	to align shareholder and management’s interests as far as practicable;
●	to enable the Remuneration Policy to support our international business footprint and potential changes over time; and
●	to emphasize strategic corporate performance and reinforce the link between individual remuneration and company performance.

Key highlights and significant changes in comparison to the Remuneration Policy adopted in 2022 are summarized below:

1.	Further transparency in the rationale and characteristics of the peer groups referenced. The Remuneration Committee acknowledges that this better aligns with market practice and views from shareholders gathered during our review process. Details of the actual constituent companies will be included in the relevant Remuneration Reports.
2.	For transparency and simplicity the number of Restricted Stock Unit (‘RSU’) plans operated for the Executive Committee members will be reduced from two (previously the Annual Long-Term Incentive Plan and the RSU Retention Plan) to one (the Annual RSU Plan). Grants will be made annually at the determination of the Board. The RSUs will have a four-year vesting period, with 25% vesting each year, in line with market practice for such long-term incentive vehicles across both our U.S. and European peer groups. The Remuneration Committee and the Board considered this was an appropriate vesting schedule taking into account our need to attract and retain executives, including those from the U.S. through our current business transformation, and taking into account the strengthened share ownership guidelines and the introduction of Performance Share Units with three-year cliff vesting.
3.	The Remuneration Committee determined that Performance Share Units (‘PSUs’) will be introduced as part of the broader long-term incentive mix starting in financial year 2025 as our business transformation progresses. The Remuneration Committee believes this demonstrates a clear commitment to better align with market practice and views from shareholders gathered during our review process, as well as reinforce the pay for performance linkages in our remuneration arrangements.
4.	To further align financial interests of the Executive Committee members with those of shareholders and demonstrate their commitment, the existing share ownership requirements will be doubled.

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5.	To align the interests of the Executive Committee members with the long-term success and sustainability of Galapagos, the current malus provisions covering long-term incentives will be made more robust, including an extension to cover annual bonus as well as clawback situations.
6.	To align with market practices, drive exceptional performance and strengthen the link between pay and performance, the maximum annual bonus funding opportunity for the Executive Committee members has been set at 125% of target for truly exceptional performance; while retaining the possibility of zero payout in case of unacceptable levels of performance. Previously, there was no opportunity for funding in excess of target.

Remuneration Policy for members of the Board

The remuneration structure and fee levels for the Directors are reviewed periodically by the Board.

When reviewing fees, reference is made to the structure and fee levels payable in the same or similar peer groups used for the Executive Committee. Attention is given to ensuring our remuneration approach helps attract and retain Board members with the appropriate caliber, taking into account expertise, geography, gender and diversity requirements, the extent of duties performed and expected time commitment of the role. Revision of Director fees is proposed by the Board to the shareholders for approval, in accordance with Belgian law.

Board members are elected by the shareholders, for a maximum term of four years, that can be renewed. Their agreements do not provide for any severance indemnities.

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Summary of remuneration elements

Element	Objective	Description
Board fees
Cash Board fees	To help attract and retain Board members with the required range of skills and experience.

Each non-executive Director receives a fixed annual base fee, irrespective of the number of Board meetings that are held during the year.

In addition to the fixed annual base fee, a non-executive Director may receive additional annual fees per Board Committee chairmanship and membership.

The remuneration of the non-executive Directors does not contain any variable part. The annual cash Board fees are paid in quarterly instalments at the end of each calendar quarter.

Equity-related Board fees	To help attract and retain Board members with the required range of skills and experience, and to comply with provision 7.6 of the 2020 Code.

As Galapagos does not own treasury shares and has not been authorized by its shareholders to acquire treasury shares, it is currently unable to grant shares directly to the non-executive Directors as part of their fixed remuneration in accordance with provision 7.6 of the 2020 Code. However, the non-executive Directors receive cash compensation equal to the amount of their fixed annual cash remuneration (not taking into account fees for Committee membership and chairmanship) subject to the commitment by each non-executive Director to use the net portion (after taxation) of such cash remuneration to purchase shares of Galapagos in the open market within a set period of time after receipt of such cash remuneration.

Benefits and expenses
Benefits	To align to market practice and help enable Board members fulfil their duties.

The Company provides administrative support and customary insurance policies covering Directors’ activities while they carry out their duties, as well as limited tax filing support to non-Belgian Directors in respect of their Galapagos income.

Share ownership requirements	To comply with the spirit of provision 7.6 of the 2020 Code.

The shares that each non-executive Director acquires under the arrangement described above are to be held until at least one year after the non-executive Director leaves the Board and at least three years after the time of acquisition.

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Effective from 1 April 2022, Galapagos appointed a new CEO who was also appointed as member and Chair of the Board of Galapagos. The CEO is only remunerated for the performance of his executive functions as CEO and is not entitled to any additional remuneration for his mandate of member and Chair of the Board of Directors or any of the Board Committees.

As long as the CEO serves as the Chair, a Lead Non-Executive Director will act as the principal liaison between the non-executive Directors and the Chair. A separate category of fees specific to this role is being submitted for shareholder approval.

Remuneration Policy for Executive Committee members

Benchmarking approach

Galapagos’ Remuneration Policy strives to take into account relevant benchmarks and trends across appropriate peer companies to help ensure that our Remuneration Policy is appropriate and competitive in the markets where we compete for executive talent. Periodic peer group and benchmarking exercises are supported by independent external advisors.

A peer group and benchmarking exercise for Executive Committee roles was completed between late 2022 and early 2023 in light of our strategic transformation and revised R&D strategy focused on immunology and oncology with the aim to transform patient outcomes through life-changing science and innovation. Galapagos is at a pivotal juncture resetting its strategic path and building an oncology franchise where attracting and retaining highly specialized expertise in an international labor market is essential to succeed.

Both European and U.S. peer groups were found appropriate given the talent pool for the Executive Committee extends to both Europe and the U.S., with the majority of our competitors based in the U.S. The peer groups consist of publicly listed biotechnology and pharmaceutical companies, selected considering size, international growth ambitions and, to the extent possible, business model, lifecycle stage and therapeutic areas. These benchmarks support the Board, upon recommendation of the Remuneration Committee in its decision-making, also taking into account Galapagos’ strategic context and requirements, company performance, individual performance and skills as well as broader workforce considerations. The Remuneration Committee looks at each Executive Committee member’s home market as the primary reference point with consideration also given to the international talent market in which they have operated or could operate. The Remuneration Committee strives to take a balanced and responsible approach, in particular with long-term incentives where competitive practice on quantum and structure can vary significantly between the U.S. and elsewhere.

Finally, the BEL20 (the benchmark stock market index of Euronext Brussels) general industry peer group (excluding financial services companies) is considered to ensure there is understanding of the Belgian listed market given the location of our headquarters. However, given the international nature of our executive leadership and specific sector considerations, it is not the only reference to inform our pay policy.

Summary of remuneration elements

The remuneration of the Executive Committee members is set out in the below summary whereby, in accordance with Belgian law, the grant of all variable remuneration is dependent on the achievement of certain criteria and at least 50% of the variable remuneration consists of long-term incentives. The vesting schemes of the long-term incentive instruments take into account that, in accordance with Belgian law, at least one-fourth of the variable remuneration is determined on the basis of objective criteria measured over at least two years and at least one-fourth of the variable remuneration is determined on the basis of objective criteria measured over at least three years.

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Element	Objective	Description
Fixed remuneration
Base salary

Fixed pay reflects the role, skills, experience and contribution to the Company and is set at levels that support the recruitment and retention of executives with the expertise needed to deliver the strategy.

Base salary is typically reviewed annually with any changes approved by the Board, upon recommendation of the Remuneration Committee, and effective in April each year.

Exact salary positioning and any increases consider a number of factors including the specific job dimensions (including any significant changes to an individual’s role and/or responsibilities), peer group market data relevant to the specific individual, internal relativities, individual and business performance as well as broader salary increases and budgets across the Company.

Benefits	Competitive benefits are provided to attract and retain executives, contribute towards retirement planning and provide appropriate insurances.

Benefits, allowances or other perquisites are aligned with relevant local market practice.

Benefits may include, but are not limited to, provisions of pension, death, disability, medical, business travel and manager’s liability insurance cover, company cars, cash allowances and certain tax advisory and tax return support in relation to Galapagos professional income.

Our Executive Committee members may participate in pension or retirement benefit plans in either Belgium or their home country. These plans are typically defined contribution plans and in line with market practice in the respective countries. Company contributions to these plans will not exceed 15% of base salary per year.

In the event that Galapagos were to require an existing or new Executive Committee member to relocate or remain in a country otherwise than his or her home country, Galapagos may provide further benefits or support. These may include (but are not limited to): relocation services, housing allowance, home leave, special tax regime support (where eligible under local tax rules), and tax and social security equalization.

Variable remuneration
Short-term incentive (annual bonus)	The annual bonus is designed to incentivize and reward executives for the delivery of

The Board, upon recommendation of the Remuneration Committee, determines the corporate objectives annually. These objectives are designed to be challenging to achieve. The category of objectives and their relative importance may vary from year

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short-term corporate objectives and progress towards longer-term strategic objectives as well as the individual’s contribution to these over a time horizon of one year.

to year considering the strategic priorities of Galapagos. Further, the Remuneration Committee believes that company performance needs to be measured considering short-term delivery against corporate objectives set, as well as sustainable progress towards long-term strategic goals, taking into account the management of unforeseen developments and broader achievements.

By way of example, corporate objectives may include elements of research progress, clinical trial progression, cash position, corporate development and sustainability. On the latter, the Remuneration Committee strives to include specific aspects of organizational health and broader sustainability in the corporate objectives, through stand-alone objectives and/or through the overarching mission of improving patients’ lives worldwide by targeting diseases with high unmet needs.

The annual bonus target for the CEO is 75% of annual gross base salary and 50% for the other members of the Executive Committee. The level of available bonus funding achieved is established annually by the Board upon recommendation of the Remuneration Committee, ranging from 0% to a maximum of 125% of target for truly exceptional performance. The Board upon recommendation of the Remuneration Committee determines the individual pay-outs for the Executive Committee members after the end of the performance period, with the proposal for the CEO being made by the Chair of the Board (unless the Chair is the CEO in which case the proposal is made by the Lead Non-Executive Director) and the proposal for the other members of the Executive Committee being made by the CEO. These pay-out recommendations consider company performance against objectives as well as individual contribution and behaviours.

If the Board determines that company performance falls below an acceptable level, there will be no bonus funding available for the Executive Committee and so no bonus payout, regardless of individual performance.

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Long-term incentives

Long-term incentives form a key part of a competitive remuneration package in the biotechnology and pharmaceutical sectors. They align the interests of executives with those of shareholders and reward long-term contribution to value creation for the benefit of shareholders and patients alike.

Pay for performance linkages exist through: the assessment of performance to help determine upfront grant levels; the share price over multi-year vesting periods; in case of subscription rights, through the need for the share price to increase for any actual value to be attributable to them; and, in case of PSUs through specific performance conditions placed upon vesting.

In determining the annual equity awards to Executive Committee members, the Board, upon recommendation of the Remuneration Committee, typically considers a number of factors, including: company performance, the executive’s individual performance and ability to drive future value creation, the overall retention value of past equity awards, the executive’s broader remuneration package, and competitive levels of equity compensation for similarly positioned executives based on analysis of data from our peer groups.

The Board is mindful of the challenges in making appropriate decisions in respect of long-term incentives given the significant differences in structure and grant levels between the U.S. and European markets. The Board strives to make responsible decisions, acknowledging the critical imperative to be attractive as a biotechnology company with global aspirations operating in competitive therapeutic areas to bring in and to retain international expertise.

In evaluating the mix of equity awards each year (across subscription rights, RSUs and PSUs), the Remuneration Committee considers market data and trends, dilution, the lifecycle stage of the Company, feedback from shareholders as well as reinforcing an appropriate balance from a retention, engagement and incentivization perspective. As stated earlier in this Remuneration Policy, the number of RSU plans operated for the Executive Committee members will be reduced from two to one, and PSUs will be introduced starting in financial year 2025 to further reinforce pay for performance linkages. It is anticipated that target PSUs will be no less than approximately 50% of whole share awards (i.e. RSUs and PSUs) made to each Executive Committee member in any given year.

Subscription rights

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Subscription rights drive a long-term focus on share price growth as they only have value if the value of Galapagos as reflected by the share price increases over a multi-year period.

The main characteristics of these plans are as follows:

●
The subscription rights are offered for no consideration.
●
The subscription rights typically have a lifetime of eight years and a vesting period of three years after the year of grant.
●
Leaver provisions apply in case of termination prior to the end of the vesting period.
●
The exercise price of the subscription rights is determined by the Board upon grant, in accordance with applicable law.

Restricted Stock Units (‘RSUs’)

RSUs work well in conjunction with subscription rights as they help attract, engage and retain executives during periods of share price volatility common to biotechnology companies, in particular during their earlier lifecycle stages and during periods of business transformation.

The main characteristics of these plans are as follows:

●
The RSUs are offered for no consideration.
●
The RSUs typically have a four-year vesting period, with 25% vesting each year.
●
Payout will be in cash or shares, in principle at Galapagos’ determination, it being noted that in respect of Executive Committee members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.
●
Leaver provisions apply in case of termination prior to the end of the vesting period.

Performance Stock Units (‘PSUs’)

PSUs complement RSUs as part of a mix of long-term incentive vehicles by reinforcing alignment with shareholder interests and by incentivizing the delivery of Galapagos’ long-term strategic objectives.

The main characteristics of these plans are as follows:

●
The PSUs are offered for no consideration.
●
The PSUs typically have a three-year cliff vesting period.
●
Payout will be in cash or shares, in principle at Galapagos’ determination.
●
Payout will be dependent upon the achievement of pre-established Galapagos targets measured over the three-year performance period and will range from zero if minimum targets are not met to a maximum of 150% of the target grant. Targets will be set at a level which is appropriately stretching, and the maximum will be linked to performance that would be considered exceptional.
●
The performance criteria and targets are defined by the Board upon proposal of the Remuneration Committee at the time of grant with a focus on achievements that would drive and sustain shareholder value creation. Such performance criteria may include but will not be limited to one or more of the following criteria: entering into new or extended collaboration arrangements; progression

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of Galapagos’ R&D pipeline in clinical and pre-clinical phases and filings of INDs and/or CTAs in accordance with or exceeding projected expectations; and sustainability milestones.
●
Subject to commercial or strategic sensitivity considerations, Galapagos will disclose further information in the Remuneration Reports at the beginning and end of the relevant vesting periods.
●
Leaver provisions apply in case of termination prior to the end of the vesting period.

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Minimum share ownership

Minimum share ownership requirements are intended to further align Executive Committee members’ decision-making and financial interests with sustained, long-term shareholder value creation.

The applicable Executive Committee member shall be required to hold a number of Galapagos shares corresponding to the value of such member’s annual gross base salary, as follows, during their tenure as Executive Committee member:

●	Chief Executive Officer: two times annual gross base salary; and
●	Other Executive Committee members: one time annual gross base salary.

The Board expects RSU plan vesting (in case of cash-settled RSUs, using the net cash to acquire shares, subject to compliance with applicable securities laws) over time to be used to reach the minimum share ownership requirement. In particular, it is encouraged that Executive Committee members use at least 50% of vesting RSUs, net of taxes, social security and any other necessary deductions until this share ownership requirement is met.

Given the grant levels and vesting schedules of our RSU plans, we expect Executive Committee members should reach these minimum share ownership requirements within five years of this Remuneration Policy taking effect (or as from a later Executive Committee appointment).

The fulfilment of the minimum share ownership requirement is periodically reviewed. The Board may, on a reasonable and fair basis, allow divergence from the aforementioned requirement in exceptional circumstances.

Clawback and malus provisions

The Board may determine, in its sole discretion, to reduce or cancel any portion of unvested or unpaid variable remuneration (malus) and reclaim in full or in part, variable components of compensation that were paid, transferred or granted to Executive Committee members (clawback), in the event of a material breach of our Code of Conduct by such Executive Committee member, such as fraud or serious misconduct.

In addition, as a public company listed on the NASDAQ Exchange, Galapagos is required to recover certain variable remuneration received by Executive Committee members in the event that Galapagos elects to, or is required to, restate one or more financial statements filed during the preceding three-year period due to an accounting error that is material to an applicable financial statement or would result in a material misstatement in the current financial statements if the error remains uncorrected. In accordance with NASDAQ Rule 5608(d), the Remuneration Committee shall recalculate the variable remuneration granted to such Executive Committee member, considering the restated financial results, and seek to reduce, cancel, seek repayment for or otherwise reclaim the amount of variable remuneration paid in excess of the newly calculated amount without regard to any taxes paid.

This clawback shall be applied to annual bonus amounts paid or transferred and long-term incentives (subscription rights, RSUs and PSUs) granted to Executive Committee members beginning when such person became an Executive Committee member and to individuals who previously served as Executive Committee member for achieving financial results for a period of up to three years preceding the event triggering the clawback. Galapagos shall not indemnify any Executive Committee member against losses due to this clawback.

Joining arrangements

In determining the remuneration for a new Executive Committee member appointment, the Remuneration Committee would consider elements such as skills and experience of the individual, market benchmarks and competitive hiring context, and the existing remuneration of other executives. To help enable Galapagos attract, engage and retain the necessary caliber of executive, the Remuneration Committee can make appropriate and balanced recommendations on a case-by-case basis to provide a sign-on and/or buyout in the form of cash, subscription rights, RSUs and/or PSUs which may deviate from the remuneration arrangements otherwise set out in this policy. The

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Remuneration Committee would consider various factors including the nature and scale of losses that the candidate would otherwise incur or negative cashflow impacts. The Remuneration Committee would ensure any arrangements would be in the best interests of Galapagos and its shareholders, not seeking to pay more than appropriate to recruit, engage and retain the right candidate. Any such sign-on or buyout would be approved by the Board based on a recommendation from the Remuneration Committee and would be disclosed in the relevant Remuneration Report.

Contracts and termination

Providing appropriate termination-related benefits helps to attract, engage and retain experienced executives by mitigating the risks associated with leaving a previous employer and accepting a new position with Galapagos, and by providing income continuity following an unexpected termination of employment.

●	As of the date of this Remuneration Policy, all members of the Executive Committee have provided their services under self-employed agreements for an indefinite period of time with the Galapagos group, with a notice period, or indemnity in lieu of notice period, of nine months for the CEO and six months for the other members of the Executive Committee. The agreements do not provide for severance payments. Galapagos reserves the possibility of concluding employment agreements with members of the Executive Committee in the future, in accordance with applicable law.
●	In the event of termination, Galapagos may enter into non-competition undertakings with the CEO and the other members of the Executive Committee providing for non-competition indemnities.
●	In the event their contract with the group is terminated as a result of a change of control of Galapagos, the CEO and the other members of the Executive Committee would be entitled to the immediate vesting of subscription rights and severance compensation of (i) 12 months’ base salary for the CEO and (ii) nine months’ base salary for the other members of the Executive Committee.
●	For any Executive Committee member, the total value of a severance payment cannot exceed 12 months of total remuneration, including all components of remuneration, without prior approval of the Company’s shareholders’ meeting.

Remuneration arrangements for employees

This Remuneration Policy applicable to members of the Board and members of the Executive Committee is embedded in the general remuneration framework of the group. Remuneration arrangements for employees below the Executive Committee are set out in separate policies, but driven by the same business context and purpose, values and overall remuneration approach. To the extent practicable, our remuneration approach is cascaded throughout the organization considering local practices where appropriate.

●	All employees receive salary and benefits which are benchmarked to the local markets and countries in which they work. Base salaries are reviewed annually.
●	All employees participate in a bonus plan; the maximum opportunity available is based on role, responsibility and location, with the amount that can be earned based on the same corporate scorecard that is used for the Executive Committee members.
●	Finally, employees may be eligible for long-term incentive awards in the form of similar vehicles as the Executive Committee members, namely subscription rights, restricted stock units and/or performance stock units depending on their specific role, level and market. The long-term incentives help drive alignment with strategic goals and reward employees for their contributions.

Modification of, or temporary deviation from the Remuneration Policy

In accordance with Belgian law, the Board of Directors is allowed to modify any item of this Remuneration Policy, without having to seek the approval of the shareholders’ meeting, provided that the change is not material. Any such change will be explained and disclosed in the applicable Remuneration Report.

Furthermore, in accordance with Belgian law, the Board may, but only in exceptional circumstances, temporarily deviate from any item of the Remuneration Policy involving a material change. Deviations may apply in the form of one-off bonuses, benefits and buyouts as well as exit conditions and shall be decided by the Board based on a recommendation from the Remuneration Committee. Any such temporary deviations involving a material change from the approved Remuneration Policy will be explained and disclosed in the applicable Remuneration Report.

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